FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 Press Release dated November 6, 2007

Document 2 Material Change Report dated November 6, 2007

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

November 6, 2007 TSXV: AGX

Drilling Commenced on Byers-Loveland Property

Amador Gold Corp. ("Amador") is pleased to announce that it has commenced drilling on the Byers-Loveland Property located approximately 35 kilometers northwest of Timmins, Ontario. During the mid-1970s, Cominco drilled a series of tightly spaced holes and outlined a resource of 130,000 tons grading 0.68% Cu and 0.73% Ni. The estimate is pre 43-101 and non-compliant. Mineralization has been described as occurring within a gabbroic plug in contact with mafic metavolcanics. The discovery drill hole B-372, drilled by Cominco, intersected 0.64% Cu and 0.71% Ni over a drilled width of 32.6 meters.

The mineralized zone has been traced for approximately 150 meters below surface. However, the down plunge extent of the mineralization has never been adequately tested. Amador plans to drill a number of deep holes beneath the mineralized zone to test for the down plunge extension of the mineralized zone, as well as to intersect any additional zones at depth. Once the holes are completed they will be surveyed using borehole EM to help vector in on additional mineralization. Pending results from the survey, additional drilling will occur to test the strike and depth extent of the mineralization.

About Amador

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company’s assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.

On Behalf of the Board of Directors

Richard W. Hughes, Chairman

For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with Company Chairman and President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

Material Change Report

TO: British Columbia Securities Commission

Alberta Securities Commission

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – November 6, 2007.

Item 3. News Release – News Release issued November 6, 2007, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V: AGX) ("Amador") is pleased to announce that it has commenced drilling on the Byers-Loveland Property located approximately 35 kilometers northwest of Timmins, Ontario.

Item 5. Full Description of Material Change - Amador Gold Corp. (TSX-V: AGX) ("Amador") is pleased to announce that it has commenced drilling on the Byers-Loveland Property located approximately 35 kilometers northwest of Timmins, Ontario. During the mid-1970s, Cominco drilled a series of tightly spaced holes and outlined a resource of 130,000 tons grading 0.68% Cu and 0.73% Ni. The estimate is pre 43-101 and non-compliant. Mineralization has been described as occurring within a gabbroic plug in contact with mafic metavolcanics. The discovery drill hole B-372, drilled by Cominco, intersected 0.64% Cu and 0.71% Ni over a drilled width of 32.6 meters.

The mineralized zone has been traced for approximately 150 meters below surface. However, the down plunge extent of the mineralization has never been adequately tested. Amador plans to drill a number of deep holes beneath the mineralized zone to test for the down plunge extension of the mineralized zone, as well as to intersect any additional zones at depth. Once the holes are completed they will be surveyed using borehole EM to help vector in on additional mineralization. Pending results from the survey, additional drilling will occur to test the strike and depth extent of the mineralization.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 6h day of November 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: November 14, 2007 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary